U.S. Securities and Exchange Commission
Washington, D.C. 20549

05054994

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Securities Corporation.	0000932858
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Current Report on Form 8-K FOR 5/20/05 Deal 2005-KS5	333-122688
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number of Registration Statement

---

Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

B

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 19th day of May, 2005.

Residential Asset Securities Corporation
(Registrant)

By: ______________________
Name: Heather Anderson
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2005, that the information set forth in this statement is true and complete.

By: ______________________
(Name)
(Title)

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 20 2005
WASH, D.C.
209

RASC Series 2005-KS5 Trust

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS5

$392,606,000 (Approximate)

Subject to Revision

May 18, 2005 – Computational Materials

The analysis in this report is based on collateral information provided by Residential Funding Corporation. The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous such information delivered to you and will be superseded by any such information subsequently delivered and ultimately by the final prospectus and prospectus supplement relating to the securities and any other information subsequently filed with the Securities and Exchange Commission. Prospective investors in the securities should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission because they contain important information. Such documents may be obtained without charge at the Securities and Exchange Commission's website. Although a registration statement (including the prospectus) relating to the securities discussed in these materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in these materials has not yet been filed with the Securities and Exchange Commission. These materials are subject to change, completion or amendment from time to time without notice, and JPMorgan is under no obligation to keep you advised of such changes. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities described herein. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final prospectus and prospectus supplement relating to the securities. These materials do not contain all information that is required to be included in the final prospectus and prospectus supplement relating to the securities. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

THIS INFORMATION IS FURNISHED TO YOU BY JPMORGAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

JPMORGAN

New Issue Computational Materials

$392,606,000
(Approximate)

RASC Series 2005-KS5 Trust
Issuer

Residential Asset Securities Corporation
Depositor

Residential Funding Corporation
Master Servicer

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS5

May 18, 2005

Expected Timing:	Pricing Date:	On or about May 19, 2005
	Settlement Date:	On or about May 27, 2005
	First Payment Date:	June 27, 2005
Structure:	Bond Structure	$392,606,000 (approximate) senior/subordinate structure, floating rate
	Rating Agencies:	Moody's, Standard & Poor's

RASC Series 2005-KS5 Trust

Home Equity Mortgage Asset-Backed Pass-Through Certificates

$392,606,000 (Approximate)

Subject to Revision

Characteristics of the Certificates(1) (2) (3)

Class	Expected Ratings (S&P/Moody's)	Expected Approximate Size(1)	Interest Type	Principal Type	Expected WAL (yrs) Call/Mat(2) (3)	Expected Principal Window (mos) Call/Mat(2) (3)	Scheduled Final Distribution Date(3)
A-1(4)	AAA/Aaa	$153,600,000	FLT	SEQ	1.00/1.00	1-21 / 1-21	October 2025
A-2(4)	AAA/Aaa	$148,100,000	FLT	SEQ	3.00/3.17	21-73 / 21-126	May 2035
A-3(4) (5)	AAA/Aaa	$3,683,000	FLT	SEQ	6.08/12.13	73-73 / 126-167	May 2035
M-1(4) (5)	AA+/Aa1	$23,287,000	FLT	MEZ	4.81/5.26	47-73 / 47-145	May 2035
M-2(4) (5)	AA/Aa2	$19,406,000	FLT	MEZ	4.52/4.96	43-73 / 43-137	May 2035
M-3(4) (5)	AA-/Aa3	$7,762,000	FLT	MEZ	4.41/4.83	42-73 / 42-128	May 2035
M-4(4) (5)	A+/A1	$8,988,000	FLT	MEZ	4.37/4.77	41-73 / 41-124	May 2035
M-5(4) (5)	A/A2	$6,741,000	FLT	MEZ	4.33/4.71	40-73 / 40-118	May 2035
M-6(4) (5)	A-/A3	$6,128,000	FLT	MEZ	4.31/4.66	39-73 / 39-113	May 2035
M-7(4) (5)	BBB+/Baa1	$5,311,000	FLT	MEZ	4.29/4.62	39-73 / 39-107	May 2035
M-8(4) (5)	BBB/Baa2	$4,698,000	FLT	MEZ	4.27/4.55	38-73 / 38-101	May 2035
M-9(4) (5)	BBB-/Baa3	$4,902,000	FLT	MEZ	4.26/4.49	38-73 / 38-95	May 2035
B-1(4) (5) (6)	BB+/Ba1	$4,085,000	FLT	SUB	4.25/4.38	37-73 / 37-86	May 2035
B-2(4) (5) (6)	BB/Ba2	$5,107,000	FLT	SUB	4.16/4.17	37-73 / 37-77	May 2035

1. The approximate size is subject to a permitted variance in the aggregate of plus or minus 5%.
2. Pricing Speed (fixed rate mortgage loans) of 23% HEP (2.3% CPR building to 23% by month 10, thereafter remaining constant at 23%).
   Pricing Speed (adjustable rate mortgage loans) of 100% PPC (2% CPR in month one, increasing by approximately 2.545% each month to 30% CPR in month twelve, remaining at 30% CPR until month 22, 50% CPR from month 23 to month 27, and 35% CPR in month 28 and thereafter).
3. The Offered Certificates will be priced to the applicable Optional Termination Date and Pricing Speed for the mortgage loans.
4. The Certificates may be subject to a net WAC cap.
5. The applicable margin on the related Class A-3 Certificates will increase to 2x its original margin and the applicable margin on the Class M Certificates and Class B Certificates will increase to 1.5x their original margin beginning on the second Distribution Date after the related Optional Termination Dates.
6. The Class B Certificates will not be offered by the prospectus supplement.

Certificates: The Class A-1 Certificates, Class A-2 Certificates and Class A-3 Certificates (the "Class A Certificates").

The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates (the "Class M Certificates"); and the Class B-1 Certificates and Class B-2 Certificates (the "Class B Certificates") and together with the Class M Certificates (the "Subordinate Certificates"). The Class B Certificates and Class SB Certificates are not offered hereby.

The Class A Certificates and the Class M Certificates will be offered via the Prospectus (the "Offered Certificates").

Depositor: Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation

Seller and Master Servicer: Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC")

Sub-Servicer: Primary servicing will be provided primarily by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation.

Trustee: US Bank National Association

Lead Underwriter: J.P. Morgan Securities Inc.

Statistical Calculation Date: May 1, 2005

Closing Date: On or about May 27, 2005

Distribution Dates: The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in June 2005. The initial Distribution Date will be June 27, 2005.

Form of Certificates: The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds.

Minimum Denominations: The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.

Tax Status: The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

ERISA Eligibility: The Offered Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

SMMEA Eligibility: None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Optional Termination Date: If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof ("Optional Termination Date"), the holders of the call rights may terminate the trust.

Mortgage Loans: The mortgage pool will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first liens on mortgaged properties. Approximately 4.58% of the Mortgage Loans provide for an initial interest only period of up to five years.

Prepayment Assumption: Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).

Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum in the twenty-third month through the twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

Basis Risk Shortfall: With respect to the Class A, Class M and Class B Certificates and any Distribution Date on which the Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Net WAC Cap Rate; plus any unpaid Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Basis Risk Shortfalls payable in the amounts and priority described under clause (8) under Priority of Distributions.

Relief Act Shortfalls: With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls will be allocated on a pro rata basis among the Offered Certificates.

Credit Enhancement:

A. Excess Cash Flow

For any Distribution Date, the sum of (i) the excess of the available distribution amount over the sum of (a) the interest distribution amount for the certificates and (b) the principal remittance amount and (ii) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Offered Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

B. Overcollateralization ("OC")

	Total
Initial (% Orig.)	1.65%
OC Target (% Orig.)	1.65%
Stepdown OC Target (% Current)[1]	3.30%
OC Floor (% Orig.)	0.50%

[1] Subject to certain trigger events as specified herein.

C. Subordination

Except as described below, if the Class B and/or Class M Certificates remain outstanding, losses on the mortgage loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of Class B and/or Class M Certificates with the lowest payment priority, and the other classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the Class B or Class M Certificates are outstanding, all such losses will be allocated to the Class A Certificates as described in the prospectus supplement.

Initial Subordination:

Class	Subordination
A	25.25%
M-1	19.55%
M-2	14.80%
M-3	12.90%
M-4	10.70%
M-5	9.05%
M-6	7.55%
M-7	6.25%
M-8	5.10%
M-9	3.90%
B-1	2.90%
B-2	1.65%

Priority of Distributions:

Distributions to the holders of the Certificates will be made generally as follows:

(1) From the available distribution amount, distribution of accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate and (1) above) in the following order of priority:

(i) To the Class A Certificates, pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates;

(viii) To the Class M-7 Certificates;

(ix) To the Class M-8 Certificates;

(x) To the Class M-9 Certificates;

(xi) To the Class B-1 Certificates; and,

(xii) To the Class B-2 Certificates.

(2) The Principal Distribution Amount will be distributed as follows:

(i) To the Class A Certificates, the Class A Principal Distribution Amount, sequentially to the Class A-1, Class A-2 and Class A-3 Certificates in that order, until the certificate principal balances thereof have been reduced to zero;

(ii) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(iii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(iv) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(v) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(vi) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(vii) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero;

(viii) To the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the certificate principal balance of the Class M-7 Certificates is reduced to zero;

(ix) To the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the certificate principal balance of the Class M-8 Certificates is reduced to zero;

(x) To the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the certificate principal balance of the Class M-9 Certificates is reduced to zero;

(xi) To Class B-1 Certificates, the Class B-1 Principal Distribution Amount, until the certificate principal balance of the Class B-1 Certificates is reduced to zero; and,

(xii) To Class B-2 Certificates, the Class B-2 Principal Distribution Amount, until the certificate principal balance of the B-2 Certificates is reduced to zero.

(3) From Excess Cash Flow, to pay to holders of the class or classes of Certificates then entitled to receive distributions in respect of principal (as described above), the principal portion of realized losses previously allocated to reduce the certificate principal balance of any Class A, Class M or Class B Certificates and remaining unreimbursed, but only to the extent of subsequent recoveries;

(4) From Excess Cash Flow, as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their certificate principal balances, the principal portion of realized losses incurred on the mortgage loans for the preceding calendar month;

(5) From Excess Cash Flow, to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(6) From Excess Cash Flow, to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that Distribution Date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that Distribution Date;

(7) From Excess Cash Flow, to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior Distribution Dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(8) From Excess Cash Flow, to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Basis Risk Shortfall remaining unpaid as of that Distribution Date;

(9) From Excess Cash Flow, to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that Distribution Date;

(10) From Excess Cash Flow, to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and,

(11) From Excess Cash Flow, to pay to the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Interest Accrual Period: From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.

Pass-Through Rates: On each Distribution Date the pass-through rate for each class of Certificates will be a per annum rate equal to the lesser of (i) one month LIBOR plus the applicable margin and (ii) the Net WAC Cap Rate.

If the holders of the call rights do not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A-3 Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following such first possible Optional Termination Date.

Net WAC Cap Rate: The pass-through rate of the Class A, Class M and Class B Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period; as adjusted, if any, to account for payments required to be made under the yield maintenance agreement.

Expense Fee Rate: With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate minus the Expense Fee Rate.

Maximum Net Mortgage Rate: With respect to any adjustable rate Mortgage Loan, the maximum net mortgage rate; with respect to any fixed rate Mortgage Loan, the Net Mortgage Rate.

Eligible Master Servicing Compensation: With respect to any Distribution Date, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Senior Enhancement Percentage: On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

Trigger Event: A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) 3.10 and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in June 2008 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

Months 25-36	1.50% in the first month plus an additional 1/12th of 1.50% for every month thereafter
Months 37-48	3.00% in the first month plus an additional 1/12th of 1.75% for every month thereafter
Months 49-60	4.75% in the first month plus an additional 1/12th of 1.25% for every month thereafter
Months 61-72	6.00% in the first month plus an additional 1/12th of 0.75% for every month thereafter
Month 73 and thereafter	6.75%

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date and each loan group, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans of the related loan group that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans of the related loan group immediately preceding that Distribution Date.

Expected Credit Support Percentage: For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes the Overcollateralization Amount.

Class	Initial (%)	After Step-Down
A-1	25.25	50.50%
A-2	25.25	50.50%
A-3	25.25	50.50%
M-1	19.55	39.10%
M-2	14.80	29.60%
M-3	12.90	25.80%
M-4	10.70	21.40%
M-5	9.05	18.10%
M-6	7.55	15.10%
M-7	6.25	12.50%
M-8	5.10	10.20%
M-9	3.90	7.80%
B-1	2.90	5.80%
B-2	1.65	3.30%

Principal Remittance Amount: For any Distribution Date, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

Principal Distribution Amount: For any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the interest distribution amount and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans, (y) subsequent recoveries in an amount not to exceed losses previously allocated to any class of Class A, Class M or Class B Certificates that remain unreimbursed on that Distribution Date and (z)the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the OC Target and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement minus any overcollateralization reduction amounts.

Class A Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the OC Floor.

Class M Principal Distribution Amount:

With respect to any Distribution Date, the sum of the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount and Class M-9 Principal Distribution Amount, in each case for that Distribution Date.

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2

Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the OC Floor.

Class M-6 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-7 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4

Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-7 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-8 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount and the Class M-7 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount and the Class M-7 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount and Class M-7 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-8 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-9 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount and the Class M-8 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount and the Class M-8 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class

M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates and Class M-8 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Distribution Amount and Class M-8 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-9 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class B-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and Class M Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates and Class M Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M Principal Distribution Amount and (ii) the certificate principal balance of the Class B-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class B-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M Principal Distribution Amount, and the Class B-1 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M Principal Distribution Amount and the Class B-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M Certificates and Class B-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M Principal Distribution Amount and Class B-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class B-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Allocation of Losses:

Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero;

(iii) To the Class B-2 Certificates, until reduced to zero;

(iv) To the Class B-1 Certificates, until reduced to zero;

(v) To the Class M-9 Certificates, until reduced to zero;

(vi) To the Class M-8 Certificates, until reduced to zero;

(vii) To the Class M-7 Certificated, until reduced to zero;

(viii) To the Class M-6 Certificates, until reduced to zero;

(ix) To the Class M-5 Certificates, until reduced to zero;

(x) To the Class M-4 Certificates, until reduced to zero;

(xi) To the Class M-3 Certificates, until reduced to zero;

(xii) To the Class M-2 Certificates, until reduced to zero;

(xiii) To the Class M-1 Certificates, until reduced to zero; and

(xiv) To the Class A Certificates, on a pro-rata basis until reduced to zero.

Stepdown Date: The earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in June 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

Subordination Percentage: As to any class of Class A, M or B Class Certificates, the respective percentage set forth below:

Class	Subordination Percentage
A-1	49.5%
A-2	49.5%
A-3	49.5%
M-1	60.9%
M-2	70.4%
M-3	74.2%
M-4	78.6%
M-5	81.9%
M-6	84.9%
M-7	87.5%
M-8	89.8%
M-9	92.2%
B-1	94.2%
B-2	96.7%

Specified Enhancement Percentage: The Specified Enhancement Percentage is 50.50%

Prospectus: The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

Yield Maintenance Agreement

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [ ] (the "Counterparty") for the benefit of the Class A, Class M and Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the table below and (b) the outstanding certificate principal of the Class A Certificates, Class M and Class B Certificates as applicable immediately preceding that Distribution Date and (ii) the strike rates set forth below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in July 25, 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in February 25, 2008.

Yield Maintance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
6/25/05	$401,798,000	NA	NA
7/25/05	$399,675,698	6.70	9.67
8/25/05	$396,659,896	6.47	9.67
9/25/05	$392,746,106	6.47	9.67
10/25/05	$387,935,119	6.69	9.66
11/25/05	$382,233,409	6.46	9.66
12/25/05	$375,653,313	6.68	9.65
1/25/06	$368,213,159	6.45	9.65
2/25/06	$360,065,825	6.44	9.64
3/25/06	$351,236,064	7.17	9.64
4/25/06	$341,753,990	6.43	9.63
5/25/06	$331,658,724	6.65	9.62
6/25/06	$321,855,250	6.41	9.61
7/25/06	$312,336,287	6.63	9.60
8/25/06	$303,093,559	6.39	9.59
9/25/06	$294,119,033	6.38	9.58
10/25/06	$285,404,911	6.60	9.57
11/25/06	$276,943,619	6.36	9.56
12/25/06	$268,727,806	6.58	9.55
1/25/07	$260,750,335	6.34	9.54
2/25/07	$253,004,278	6.34	9.53
3/25/07	$245,458,001	7.05	9.52
4/25/07	$232,407,077	6.32	9.51
5/25/07	$220,067,988	8.59	9.49
6/25/07	$208,454,207	8.27	9.47
7/25/07	$197,469,228	8.54	9.46
8/25/07	$187,092,659	8.22	9.44
9/25/07	$180,599,620	8.20	9.43
10/25/07	$174,327,936	8.47	9.41
11/25/07	$168,269,962	8.95	9.40
12/25/07	$162,430,992	9.26	9.39
1/25/08	$156,790,398	8.91	9.37
2/25/08	$151,341,348	8.90	9.36
3/25/08	$0	NA	NA

Net WAC Cap Schedule

Period	Payment Date	Net WAC Rate(%)(1)	Effective Net WAC Rate(%)(2)	Period	Payment Date	Net WAC Rate(%)(1)	Effective Net WAC Rate(%)(2)
1	06/25/2005	7.27	7.27	38	7/25/2008	8.98	10.87
2	07/25/2005	7.03	10.00	39	8/25/2008	8.70	10.52
3	08/25/2005	6.80	10.00	40	9/25/2008	8.70	10.52
4	09/25/2005	6.80	10.00	41	10/25/2008	8.98	10.86
5	10/25/2005	7.03	10.00	42	11/25/2008	8.69	11.34
6	11/25/2005	6.80	10.00	43	12/25/2008	8.97	11.71
7	12/25/2005	7.03	10.00	44	1/25/2009	8.68	11.32
8	01/25/2006	6.80	10.00	45	2/25/2009	8.67	11.31
9	02/25/2006	6.80	10.00	46	3/25/2009	9.60	12.51
10	03/25/2006	7.53	10.00	47	4/25/2009	8.66	11.29
11	04/25/2006	6.80	10.00	48	5/25/2009	8.95	11.86
12	05/25/2006	7.03	10.00	49	6/25/2009	8.65	11.47
13	06/25/2006	6.80	10.00	50	7/25/2009	8.94	11.83
14	07/25/2006	7.03	10.00	51	8/25/2009	8.64	11.44
15	08/25/2006	6.80	10.00	52	9/25/2009	8.64	11.43
16	09/25/2006	6.80	10.00	53	10/25/2009	8.92	11.80
17	10/25/2006	7.03	10.00	54	11/25/2009	8.63	11.48
18	11/25/2006	6.80	10.00	55	12/25/2009	8.91	11.85
19	12/25/2006	7.03	10.00	56	1/25/2010	8.62	11.46
20	01/25/2007	6.80	10.00	57	2/25/2010	8.61	11.45
21	02/25/2007	6.81	10.00	58	3/25/2010	9.53	12.66
22	03/25/2007	7.53	10.00	59	4/25/2010	8.60	11.42
23	04/25/2007	6.81	10.00	60	5/25/2010	8.88	11.79
24	05/25/2007	8.84	10.00	61	6/25/2010	8.59	11.39
25	06/25/2007	8.55	10.00	62	7/25/2010	8.87	11.76
26	07/25/2007	8.82	10.00	63	8/25/2010	8.58	11.37
27	08/25/2007	8.53	10.00	64	9/25/2010	8.58	11.35
28	09/25/2007	8.53	10.00	65	10/25/2010	8.86	11.71
29	10/25/2007	8.81	10.00	66	11/25/2010	8.56	11.32
30	11/25/2007	8.52	10.00	67	12/25/2010	8.84	11.68
31	12/25/2007	8.80	10.00	68	1/25/2011	8.55	11.29
32	01/25/2008	8.51	10.00	69	2/25/2011	8.55	11.28
33	02/25/2008	8.51	10.00	70	3/25/2011	9.46	12.47
34	03/25/2008	9.09	10.19	71	4/25/2011	8.54	11.25
35	04/25/2008	8.50	9.52	72	5/25/2011	8.82	11.61
36	05/25/2008	8.99	10.89	73	6/25/2011	8.53	11.22
37	06/25/2008	8.70	10.53				

(1) Assumes 1-month LIBOR remains constant at 3.09% and 6-month LIBOR remains constant at 3.49% and run at the prepayment assumption to call.
(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and includes any payments received from the Yield Maintenance Agreement.

Prepayment Sensitivity Tables (to Call)

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-1						
Avg. Life (Years)	13.05	1.58	1.21	1.00	0.86	0.76
Modified Duration (at par)	10.32	1.54	1.19	0.98	0.84	0.75
First Principal Payment Date	06/05	06/05	06/05	06/05	06/05	06/05
Last Principal Payment Date	10/25	04/08	06/07	02/07	10/06	08/06
Principal Payment Window (Months)	245	35	25	21	17	15
Class A-2						
Avg. Life (Years)	25.03	6.46	4.33	3.00	2.05	1.77
Modified Duration (at par)	16.87	5.67	3.97	2.82	1.98	1.72
First Principal Payment Date	10/25	04/08	06/07	02/07	10/06	08/06
Last Principal Payment Date	03/34	09/17	08/13	06/11	03/08	08/07
Principal Payment Window (Months)	102	114	75	53	18	13
Class A-3						
Avg. Life (Years)	28.83	12.33	8.24	6.08	2.89	2.32
Modified Duration (at par)	18.23	10.03	7.17	5.48	2.75	2.22
First Principal Payment Date	03/34	09/17	08/13	06/11	03/08	08/07
Last Principal Payment Date	03/34	09/17	08/13	06/11	04/08	09/07
Principal Payment Window (Months)	1	1	1	1	2	2
Class M-1						
Avg. Life (Years)	26.77	8.19	5.53	4.81	4.53	3.58
Modified Duration (at par)	17.26	6.99	4.96	4.41	4.18	3.36
First Principal Payment Date	06/28	06/09	08/08	04/09	04/08	09/07
Last Principal Payment Date	03/34	09/17	08/13	06/11	01/10	02/09
Principal Payment Window (Months)	70	100	61	27	22	18
Class M-2						
Avg. Life (Years)	26.77	8.19	5.51	4.52	4.45	3.58
Modified Duration (at par)	17.16	6.98	4.94	4.15	4.11	3.35
First Principal Payment Date	06/28	06/09	07/08	12/08	05/09	08/08
Last Principal Payment Date	03/34	09/17	08/13	06/11	01/10	02/09
Principal Payment Window (Months)	70	100	62	31	9	7
Class M-3						
Avg. Life (Years)	26.77	8.19	5.51	4.41	4.08	3.27
Modified Duration (at par)	17.06	6.96	4.93	4.06	3.78	3.08
First Principal Payment Date	06/28	06/09	07/08	11/08	02/09	05/08
Last Principal Payment Date	03/34	09/17	08/13	06/11	01/10	02/09
Principal Payment Window (Months)	70	100	62	32	12	10
Class M-4						
Avg. Life (Years)	26.77	8.19	5.51	4.37	3.93	3.15
Modified Duration (at par)	16.86	6.93	4.91	4.01	3.65	2.96
First Principal Payment Date	06/28	06/09	06/08	10/08	12/08	03/08
Last Principal Payment Date	03/34	09/17	08/13	06/11	01/10	02/09
Principal Payment Window (Months)	70	100	63	33	14	12
Class M-5						
Avg. Life (Years)	26.77	8.19	5.50	4.33	3.82	3.06
Modified Duration (at par)	16.76	6.91	4.90	3.97	3.55	2.88
First Principal Payment Date	06/28	06/09	06/08	09/08	10/08	02/08
Last Principal Payment Date	03/34	09/17	08/13	06/11	01/10	02/09
Principal Payment Window (Months)	70	100	63	34	16	13

Class M-6						
Avg. Life (Years)	26.77	8.19	5.50	4.31	3.75	3.00
Modified Duration (at par)	16.66	6.90	4.89	3.94	3.48	2.83
First Principal Payment Date	06/28	06/09	06/08	08/08	09/08	01/08
Last Principal Payment Date	03/34	09/17	08/13	06/11	01/10	02/09
Principal Payment Window (Months)	70	100	63	35	17	14
Class M-7						
Avg. Life (Years)	26.77	8.19	5.50	4.29	3.69	2.96
Modified Duration (at par)	15.72	6.73	4.81	3.87	3.39	2.76
First Principal Payment Date	06/28	06/09	06/08	08/08	08/08	12/07
Last Principal Payment Date	03/34	09/17	08/13	06/11	01/10	02/09
Principal Payment Window (Months)	70	100	63	35	18	15
Class M-8						
Avg. Life (Years)	26.77	8.19	5.50	4.27	3.65	2.92
Modified Duration (at par)	15.54	6.70	4.79	3.84	3.35	2.72
First Principal Payment Date	06/28	06/09	06/08	07/08	07/08	12/07
Last Principal Payment Date	03/34	09/17	08/13	06/11	01/10	02/09
Principal Payment Window (Months)	70	100	63	36	19	15
Class M-9						
Avg. Life (Years)	26.77	8.19	5.50	4.26	3.62	2.89
Modified Duration (at par)	14.78	6.56	4.72	3.79	3.29	2.67
First Principal Payment Date	07/28	06/09	06/08	07/08	07/08	11/07
Last Principal Payment Date	03/34	09/17	08/13	06/11	01/10	02/09
Principal Payment Window (Months)	69	100	63	36	19	16

Prepayment Sensitivity Tables (to Maturity)

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-1						
Avg. Life (Years)	13.05	1.58	1.21	1.00	0.86	0.76
Modified Duration (at par)	10.32	1.54	1.19	0.98	0.84	0.75
First Principal Payment Date	06/05	06/05	06/05	06/05	06/05	06/05
Last Principal Payment Date	10/25	04/08	06/07	02/07	10/06	08/06
Principal Payment Window (Months)	245	35	25	21	17	15
Class A-2						
Avg. Life (Years)	25.08	6.80	4.58	3.17	2.05	1.77
Modified Duration (at par)	16.89	5.89	4.14	2.96	1.98	1.72
First Principal Payment Date	10/25	04/08	06/07	02/07	10/06	08/06
Last Principal Payment Date	02/35	10/25	07/19	11/15	03/08	08/07
Principal Payment Window (Months)	113	211	146	106	18	13
Class A-3						
Avg. Life (Years)	29.83	22.81	16.31	12.13	2.89	2.32
Modified Duration (at par)	18.60	15.70	12.39	9.85	2.75	2.22
First Principal Payment Date	02/35	10/25	07/19	11/15	03/08	08/07
Last Principal Payment Date	04/35	07/30	12/23	04/19	04/08	09/07
Principal Payment Window (Months)	3	58	54	42	2	2
Class M-1						
Avg. Life (Years)	26.88	9.04	6.15	5.26	6.51	5.10
Modified Duration (at par)	17.30	7.49	5.39	4.75	5.76	4.63
First Principal Payment Date	06/28	06/09	08/08	04/09	04/08	09/07
Last Principal Payment Date	03/35	03/28	08/21	06/17	04/16	02/14
Principal Payment Window (Months)	82	226	157	99	97	78
Class M-2						
Avg. Life (Years)	26.88	9.02	6.11	4.96	4.82	3.87
Modified Duration (at par)	17.20	7.46	5.36	4.48	4.41	3.60
First Principal Payment Date	06/28	06/09	07/08	12/08	05/09	08/08
Last Principal Payment Date	03/35	03/27	10/20	10/16	03/14	06/12
Principal Payment Window (Months)	82	214	148	95	59	47
Class M-3						
Avg. Life (Years)	26.88	8.99	6.08	4.83	4.41	3.53
Modified Duration (at par)	17.09	7.42	5.33	4.38	4.05	3.29
First Principal Payment Date	06/28	06/09	07/08	11/08	02/09	05/08
Last Principal Payment Date	02/35	02/26	10/19	01/16	08/13	12/11
Principal Payment Window (Months)	81	201	136	87	55	44
Class M-4						
Avg. Life (Years)	26.88	8.96	6.06	4.77	4.25	3.39
Modified Duration (at par)	16.89	7.37	5.29	4.31	3.90	3.17
First Principal Payment Date	06/28	06/09	06/08	10/08	12/08	03/08
Last Principal Payment Date	02/35	07/25	04/19	09/15	05/13	09/11
Principal Payment Window (Months)	81	194	131	84	54	43
Class M-5						
Avg. Life (Years)	26.88	8.92	6.02	4.71	4.12	3.29
Modified Duration (at par)	16.79	7.33	5.26	4.26	3.79	3.07
First Principal Payment Date	06/28	06/09	06/08	09/08	10/08	02/08
Last Principal Payment Date	01/35	09/24	09/18	03/15	12/12	05/11
Principal Payment Window (Months)	80	184	124	79	51	40

Class M-6						
Avg. Life (Years)	26.87	8.88	5.99	4.66	4.03	3.22
Modified Duration (at par)	16.69	7.29	5.23	4.21	3.70	3.01
First Principal Payment Date	06/28	06/09	06/08	08/08	09/08	01/08
Last Principal Payment Date	01/35	12/23	02/18	10/14	08/12	02/11
Principal Payment Window (Months)	80	175	117	75	48	38
Class M-7						
Avg. Life (Years)	26.87	8.82	5.95	4.62	3.95	3.15
Modified Duration (at par)	15.75	7.08	5.11	4.11	3.59	2.92
First Principal Payment Date	06/28	06/09	06/08	08/08	08/08	12/07
Last Principal Payment Date	12/34	02/23	06/17	04/14	04/12	11/10
Principal Payment Window (Months)	79	165	109	69	45	36
Class M-8						
Avg. Life (Years)	26.86	8.75	5.89	4.55	3.88	3.09
Modified Duration (at par)	15.57	7.01	5.05	4.05	3.53	2.86
First Principal Payment Date	06/28	06/09	06/08	07/08	07/08	12/07
Last Principal Payment Date	11/34	03/22	10/16	10/13	11/11	07/10
Principal Payment Window (Months)	78	154	101	64	41	32
Class M-9						
Avg. Life (Years)	26.85	8.64	5.81	4.49	3.80	3.02
Modified Duration (at par)	14.80	6.80	4.92	3.95	3.42	2.78
First Principal Payment Date	07/28	06/09	06/08	07/08	07/08	11/07
Last Principal Payment Date	10/34	03/21	02/16	04/13	06/11	03/10
Principal Payment Window (Months)	76	142	93	58	36	29

RASC 2005-KS5 – Collateral Characteristics (Aggregate)
Summary Report

Principal Balance	$408,539,077		
Number of Mortgage Loans	2,757		
Average Current Principal Balance	$148,182		

	Weighted Average	Minimum	Maximum
Original Loan-to-Value Ratio	83.48%	14.00%	100.00%
Mortgage Rate	7.521%	4.900%	11.000%
Net Mortgage Rate	7.031%	4.320%	10.520%
Note Margin	6.447%	2.500%	10.250%
Maximum Mortgage Rate	13.787%	10.900%	17.250%
Minimum Mortgage Rate	7.011%	4.125%	10.990%
Next Rate Adj. (mos)	24	14	55
Remaining Term to Maturity (mos)	356	119	360
Credit Score	614	476	806

Lien Position	% of Loan Group
1st Lien	100.00%

Occupancy	% of Loan Group
Primary Residence	92.14%
Non-Owner Occupied	5.17%
Second/Vacation	2.69%

Documentation	% of Loan Group
Full Documentation	66.98%
Reduced Documentation	33.02%

Servicing	% of Loan Group
Homecomings	100.00%

Product Type	% of Loan Group
ARM	85.77%
Fixed	14.23%

Loan Purpose	% of Loan Group
Equity Refinance	60.98%
Purchase	30.66%
Rate/Term Refinance	8.36%

Property Type	% of Loan Group
Single-family detached	75.33%
PUD (detached)	10.72%
Two- to four-family units	4.94%
Condo Low-rise	3.85%
PUD (attached)	2.19%
Manufactured Home	1.68%
Townhouse	1.25%
Condo Mid-rise	0.03%

Percent of Pool with Prepayment Penalty 61.31%

Credit Score Distribution of the Aggregate Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
499 or less	14	$2,082,066	0.51 %	$148,719	63.77 %
500 to 519	49	6,522,945	1.60	133,121	72.13
520 to 539	106	14,153,279	3.46	133,521	72.45
540 to 559	201	25,732,760	6.30	128,024	79.93
560 to 579	288	37,676,122	9.22	130,820	83.53
580 to 599	422	56,974,022	13.95	135,010	83.71
600 to 619	597	91,951,787	22.51	154,023	84.66
620 to 639	440	69,734,286	17.07	158,487	85.01
640 to 659	273	42,872,367	10.49	157,042	84.30
660 to 679	181	29,447,461	7.21	162,693	85.28
680 to 699	89	14,252,689	3.49	160,143	85.40
700 to 719	40	7,145,735	1.75	178,643	84.65
720 to 739	22	3,351,870	0.82	152,358	88.08
740 to 759	19	3,043,501	0.74	160,184	85.87
760 or greater	16	3,598,187	0.88	224,887	79.59
Total	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**83.48 %**

Original Mortgage Loan Principal Balances of the Aggregate Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	940	$69,186,141	16.94%	$73,602	603	81.73 %
100,001 to 200,000	1,246	177,046,982	43.34	142,092	612	83.50
200,001 to 300,000	373	90,293,839	22.10	242,075	616	84.33
300,001 to 400,000	158	53,779,180	13.16	340,375	624	83.81
400,001 to 500,000	35	15,355,187	3.76	438,720	643	84.87
500,001 to 600,000	4	2,238,259	0.55	559,565	639	85.40
600,001 to 700,000	1	639,488	0.16	639,488	611	80.00
Total	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

Mortgage Rates of the Aggregate Loans

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.500 to 4.999	6	$1,453,785	0.36%	$242,297	667	86.47 %
5.000 to 5.499	14	3,432,614	0.84	245,187	683	87.85
5.500 to 5.999	73	16,040,004	3.93	219,726	646	83.34
6.000 to 6.499	172	34,713,729	8.50	201,824	648	83.13
6.500 to 6.999	403	69,540,705	17.02	172,558	630	81.57
7.000 to 7.499	425	67,964,825	16.64	159,917	620	81.66
7.500 to 7.999	629	92,760,307	22.71	147,473	610	83.65
8.000 to 8.499	412	53,638,293	13.13	130,190	597	86.15
8.500 to 8.999	393	46,984,377	11.50	119,553	589	85.87
9.000 to 9.499	104	10,188,360	2.49	97,965	575	83.35
9.500 to 9.999	90	8,374,475	2.05	93,050	559	82.98
10.000 to 10.499	18	2,019,034	0.49	112,169	545	81.28
10.500 to 10.999	17	1,350,297	0.33	79,429	533	75.84
11.000 to 11.499	1	78,272	0.02	78,272	524	90.00
Total	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

Net Mortgage Rates of the Aggregate Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 to 4.499	1	$166,210	0.04%	$166,210	610	80.00 %
4.500 to 4.999	19	4,720,189	1.16	248,431	681	87.70
5.000 to 5.499	64	13,673,240	3.35	213,644	637	82.59
5.500 to 5.999	169	35,366,892	8.66	209,272	644	82.23
6.000 to 6.499	379	64,327,743	15.75	169,730	633	81.63
6.500 to 6.999	501	81,041,886	19.84	161,760	618	81.72
7.000 to 7.499	579	84,903,539	20.78	146,638	611	83.92
7.500 to 7.999	460	59,789,898	14.64	129,978	597	86.45
8.000 to 8.499	362	42,821,551	10.48	118,292	592	85.85
8.500 to 8.999	124	12,059,931	2.95	97,258	579	83.86
9.000 to 9.499	65	6,488,388	1.59	99,821	555	80.98
9.500 to 9.999	18	1,986,857	0.49	110,381	554	85.32
10.000 to 10.499	15	1,157,965	0.28	77,198	542	75.61
10.500 to 10.999	1	34,787	0.01	34,787	583	60.00
Total	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

Original Loan-to-Value Ratios of the Aggregate Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	60	$6,777,317	1.66%	$112,955	586
50.01 to 55.00	27	3,912,453	0.96	144,906	614
55.01 to 60.00	57	6,736,087	1.65	118,177	575
60.01 to 65.00	64	8,510,331	2.08	132,974	586
65.01 to 70.00	101	13,217,017	3.24	130,862	582
70.01 to 75.00	187	24,285,002	5.94	129,866	600
75.01 to 80.00	685	103,618,182	25.36	151,267	615
80.01 to 85.00	409	59,894,986	14.66	146,443	612
85.01 to 90.00	691	112,879,816	27.63	163,357	624
90.01 to 95.00	465	66,217,569	16.21	142,403	620
95.01 to 100.00	11	2,490,317	0.61	226,392	624
Total	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**

Geographical Distribution of Mortgaged Properties of the Aggregate Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Avg. Current Principal Balance	Wtd. Avg. Credit Score	Wtd. Avg. Original LTV
AK	2	$369,965	0.09 %	$184,982	612	84.49 %
AL	76	7,565,999	1.85	99,553	611	85.40
AR	17	1,646,787	0.40	96,870	614	85.56
AZ	82	13,007,290	3.18	158,625	610	80.58
CA	162	39,106,358	9.57	241,397	623	82.18
CO	46	8,130,349	1.99	176,747	635	83.47
CT	45	7,544,479	1.85	167,655	607	81.03
DC	3	764,486	0.19	254,829	606	80.37
DE	8	1,533,764	0.38	191,720	620	87.56
FL	330	51,520,149	12.61	156,122	623	83.66
GA	142	19,436,964	4.76	136,880	619	84.28
HI	2	594,392	0.15	297,196	653	88.43
IA	24	2,850,084	0.70	118,753	612	84.13
ID	12	1,856,253	0.45	154,688	618	88.45
IL	107	15,641,932	3.83	146,186	599	82.64
IN	83	7,319,084	1.79	88,182	597	85.02
KS	20	2,745,349	0.67	137,267	640	87.50
KY	32	3,076,351	0.75	96,136	598	88.10
LA	55	5,979,508	1.46	108,718	604	84.12
MA	45	11,727,781	2.87	260,617	617	78.56
MD	40	7,701,867	1.89	192,547	606	83.67
ME	4	469,970	0.12	117,493	618	78.75
MI	196	24,639,197	6.03	125,710	616	82.82
MN	105	18,036,036	4.41	171,772	616	82.04
MO	81	10,070,005	2.46	124,321	608	85.72
MS	45	4,252,664	1.04	94,504	586	85.39
MT	4	339,989	0.08	84,997	607	90.34
NC	62	7,053,137	1.73	113,760	595	83.83
ND	4	364,705	0.09	91,176	592	84.49
NE	11	1,103,409	0.27	100,310	618	84.73
NH	12	2,479,522	0.61	206,627	614	88.81
NJ	40	9,939,176	2.43	248,479	625	84.21
NM	9	1,716,664	0.42	190,740	585	76.69
NV	32	6,181,830	1.51	193,182	611	81.49
NY	54	12,991,740	3.18	240,588	625	80.98
OH	93	9,978,055	2.44	107,291	610	86.62
OK	29	2,832,380	0.69	97,668	610	87.22
OR	27	4,285,845	1.05	158,735	628	84.57
PA	55	6,901,954	1.69	125,490	615	82.85
RI	4	521,564	0.13	130,391	611	62.06
SC	46	5,199,908	1.27	113,041	603	85.01
SD	3	321,041	0.08	107,014	653	84.67
TN	71	8,281,842	2.03	116,646	621	86.63
TX	142	17,368,399	4.25	122,313	605	85.51
UT	24	3,447,029	0.84	143,626	608	85.45
VA	77	13,763,868	3.37	178,752	599	82.67
VT	3	636,745	0.16	212,248	650	88.00
WA	51	8,908,178	2.18	174,670	618	86.86
WI	128	14,723,552	3.60	115,028	606	83.32
WV	7	832,400	0.20	118,914	606	85.54
WY	5	779,083	0.19	155,817	584	69.90
Total	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

Mortgage Loan Purpose of the Aggregate Loans

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Equity Refinance	1,672	$249,107,654	60.98 %	$148,988	608	82.32 %
Purchase	839	125,266,323	30.66	149,304	627	86.34
Rate/Term Refinance	246	34,165,100	8.36	138,883	616	81.45
Total	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

Occupancy Type of the Aggregate Loans

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	2,489	$376,414,036	92.14 %	$151,231	612	83.75 %
Non Owner-occupied	202	21,134,430	5.17	104,626	636	78.14
Second/Vacation	66	10,990,611	2.69	166,524	644	84.38
Total	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

Mortgaged Property Types of the Aggregate Loans

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	2,139	$307,753,241	75.33 %	$143,877	612	83.69 %
Planned Unit Developments (detached)	231	43,814,826	10.72	189,675	617	84.55
Two-to-four family unit	112	20,199,217	4.94	180,350	632	79.32
Condo Low-Rise (less than 5 stories)	103	15,737,319	3.85	152,790	617	83.73
Planned Unit Developments (attached)	55	8,936,061	2.19	162,474	622	85.28
Manufactured Home	75	6,860,049	1.68	91,467	620	77.34
Townhouse	41	5,124,463	1.25	124,987	608	82.21
Condo Mid-Rise (5 to 8 stories)	1	113,900	0.03	113,900	674	95.00
Total:	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

Mortgage Loan Documentation Types of the Aggregate Loans

Documentation Type	Number of Loans	Current Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,947	$273,650,447	66.98 %	$140,550	608	84.33 %
Reduced Documentation	810	134,888,629	33.02	166,529	627	81.75
Total:	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

Prepayment Penalty Terms of the Aggregate Loans

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	1,080	$158,049,719	38.69%	$146,342	610	82.49 %
12 Months	125	22,190,500	5.43	177,524	624	83.43
24 Months	1,168	173,779,084	42.54	148,783	612	84.11
36 Months	374	53,214,583	13.03	142,285	630	84.40
60 Months	3	283,107	0.07	94,369	596	86.10
Other[(1)]	7	1,022,084	0.25	146,012	640	83.18
Total	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

(1) Other means not None, 12, 24, 36 or 60 months.

Credit Grade of the Aggregate Loans

Credit Grade	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
A4	1,575	$248,825,609	60.91%	$157,985	636	85.41 %
AM	412	51,978,236	12.72	126,161	575	84.46
AX	421	64,220,102	15.72	152,542	605	80.61
B	226	27,967,370	6.85	123,749	558	79.10
C	89	11,105,901	2.72	124,785	530	72.60
CM	34	4,441,859	1.09	130,643	517	60.34
Total:	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

Interest Only Term of the Aggregate Loans

Interest Only Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	2,674	$389,837,737	95.42 %	$145,788	613	83.50 %
12	4	1,629,925	0.40	407,481	639	82.71
24	18	3,942,651	0.97	219,036	631	85.80
36	4	758,200	0.19	189,550	643	78.96
60	48	11,051,514	2.71	230,240	651	82.75
120	9	1,319,050	0.32	146,561	633	80.00
Total	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

Note Margin of the Aggregate Loans

Note Margins (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	440	$58,124,239	14.23%	$132,101	631	83.47 %
2.500 to 2.999	1	166,210	0.04	166,210	610	80.00
3.000 to 3.499	7	1,655,019	0.41	236,431	629	80.03
3.500 to 3.999	26	5,259,070	1.29	202,272	636	81.50
4.000 to 4.499	33	6,356,112	1.56	192,609	643	83.02
4.500 to 4.999	27	4,703,997	1.15	174,222	601	83.48
5.000 to 5.499	111	19,456,395	4.76	175,283	636	85.07
5.500 to 5.999	376	62,727,991	15.35	166,830	632	83.11
6.000 to 6.499	423	67,477,752	16.52	159,522	620	80.55
6.500 to 6.999	607	95,670,693	23.42	157,612	611	83.32
7.000 to 7.499	352	46,226,216	11.32	131,324	589	86.48
7.500 to 7.999	191	23,041,010	5.64	120,634	580	87.65
8.000 to 8.499	96	10,099,615	2.47	105,204	564	82.73
8.500 to 8.999	41	4,909,816	1.20	119,752	569	84.04
9.000 to 9.499	17	1,668,638	0.41	98,155	561	84.52
9.500 to 9.999	8	888,392	0.22	111,049	531	76.57
10.000 to 10.499	1	107,911	0.03	107,911	563	90.00
Total	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

Maximum Mortgage Rates of the Aggregate Loans

Maximum Mortgage Rates (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	440	$58,124,239	14.23%	$132,101	631	83.47 %
10.000 to 10.999	1	166,210	0.04	166,210	610	80.00
11.000 to 11.999	25	5,583,424	1.37	223,337	639	78.92
12.000 to 12.999	341	60,639,307	14.84	177,828	635	80.27
13.000 to 13.999	931	148,209,989	36.28	159,194	618	82.60
14.000 to 14.999	785	109,716,347	26.86	139,766	597	86.51
15.000 to 15.999	196	22,229,807	5.44	113,417	576	84.74
16.000 to 16.999	37	3,500,158	0.86	94,599	562	81.13
17.000 to 17.999	1	369,595	0.09	369,595	519	85.00
Total	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

Minimum Mortgage Rates of the Aggregate Loans

Minimum Mortgage Rates (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	440	$58,124,239	14.23%	$132,101	631	83.47 %
4.000 to 4.999	4	697,973	0.17	174,493	638	76.04
5.000 to 5.999	234	39,344,563	9.63	168,139	638	79.37
6.000 to 6.999	879	146,762,640	35.92	166,965	621	81.99
7.000 to 7.999	783	114,514,479	28.03	146,251	601	85.83
8.000 to 8.999	318	39,495,072	9.67	124,198	589	85.89
9.000 to 9.999	85	8,141,451	1.99	95,782	570	86.76
10.000 to 10.999	14	1,458,659	0.36	104,190	554	80.44
Total:	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

Next Interest Rate Adjustment Date of the Aggregate Loans

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	440	$58,124,239	14.23%	$132,101	631	83.47 %
July 2006	1	99,074	0.02	99,074	688	67.00
August 2006	1	250,128	0.06	250,128	673	95.00
September 2006	3	749,813	0.18	249,938	629	92.51
October 2006	1	270,473	0.07	270,473	598	85.00
December 2006	43	7,478,508	1.83	173,919	641	87.53
January 2007	80	14,527,936	3.56	181,599	639	88.23
February 2007	118	16,174,432	3.96	137,071	604	85.60
March 2007	350	59,651,496	14.60	170,433	613	84.09
April 2007	1,026	154,190,935	37.74	150,284	610	82.81
May 2007	414	57,621,792	14.10	139,183	602	83.40
July 2007	1	89,503	0.02	89,503	630	79.00
October 2007	2	122,736	0.03	61,368	601	90.24
November 2007	1	55,365	0.01	55,365	587	80.00
December 2007	1	98,042	0.02	98,042	575	80.00
January 2008	3	401,645	0.10	133,882	620	85.06
February 2008	3	253,152	0.06	84,384	645	76.91
March 2008	26	4,530,527	1.11	174,251	614	83.20
April 2008	125	17,429,652	4.27	139,437	615	81.23
May 2008	117	16,131,030	3.95	137,872	616	81.60
December 2009	1	288,600	0.07	288,600	635	90.00
Total	**2,757**	**$408,539,077**	**100.00 %**	**$148,182**	**614**	**83.48 %**

JPMorgan Contact List

North American ABS – Home Equity		
Origination:	Chris Schiavone	834-5372
	Marty Friedman	834-5727
	Tom Rimini	834-5308
	Swapna Putcha	834-5435
	Alissa Smith	834-5432
	Kathryn Bauer	834-9986
Structuring:	Philip Li	834-5033
	Kevin Lynn	834-5412

Syndicate/Sales Desk	
Brian McDonald	834-4154
Andy Cherna	834-4154
Randall Outlaw	834-4154
Melissa Traylor	834-4154

Please Direct All Questions to the Syndicate Desk (x4-4154)

Brian McDonald
Andy Cherna
Randall Outlaw
Melissa Traylor

IO Summary Strats

	Weighted Average
Original Term (mos)	360
Remaining Term to Maturity (mos)	359
Mortgage Rate	6.866%
Loan-to-Value Ratio	83.04%
Credit Score	644

	% of Loan Group
Primary Residence	100.00%
Full Documentation	89.70%
Single-family detached	74.02%

Balance < $100,000 Strats

	Weighted Average
Original Term (mos)	355
Remaining Term to Maturity (mos)	354
Mortgage Rate	8.097%
Loan-to-Value Ratio	81.75%
Credit Score	603

	% of Loan Group
Primary Residence	85.90%
Full Documentation	79.44%
Single-family detached	81.50%

Deal Name	RASC 2005-KS5
Bloomberg Ticker:	RASC
Asset Class:	Subprime
Issuer:	RFC
Trustee:	US Bank
Lead Manager(s)	JPM
Month:	
To Roll	24
Remaining Term	356
Remaining IO Term	50
% Interest Only	4.58%

Cells in red font are calculations and should be left alone.
Please put averages in gray cells at the bottom of each bucket

Master Servicer: RFC
Backup Servicer: HomeComings

Primary Servicer (s):	%	Name	Originator (s):	%	Name	FICO by Originator
1	100.00%	HomeComings	1	100.00%	RFC	
2			2			
3			3			
4			4			
5			5			
6			6			
7			7			
8			8			
9			9			
10			10			

Please fill out complete list of servicers and originators even if it is greater then ten

FICO BUCKET

NA			0.00%											
=<500	15	2,162,018	0.53%	144,135	9.197	487.47	64.37		96.54	86.05	100.00	84.74	0.00	
>500 =<520	57	7,466,202	1.83%	130,986	8.465	512.01	72.82		98.49	88.31	96.53	88.17	0.00	
>520 =<540	104	14,142,429	3.46%	135,985	8.264	530.75	72.50		99.21	88.29	90.99	88.36	0.00	
>540 =<560	212	26,570,060	6.50%	125,330	8.030	550.47	80.09		96.15	89.54	80.46	88.37	0.00	
>560 =<580	295	39,396,184	9.64%	133,546	8.145	570.97	83.34		95.72	94.75	62.20	84.19	0.00	
>580 =<600	426	57,772,749	14.14%	135,617	7.750	590.22	83.88		95.63	90.42	64.13	73.70	0.89	
>600 =<620	594	91,281,811	22.34%	153,673	7.503	610.68	84.69		93.22	89.00	56.46	59.11	5.36	
>620 =<640	426	67,529,271	16.53%	158,519	7.350	629.81	85.16		92.50	85.55	53.95	57.65	7.66	
>640 =<660	273	42,775,853	10.47%	156,688	7.147	650.43	84.02		84.48	90.10	56.29	56.13	7.66	
>660 =<680	178	29,746,008	7.28%	167,112	6.822	670.41	85.53		86.96	82.14	55.86	63.76	7.34	
>680 =<700	80	12,557,199	3.07%	156,965	6.879	689.5	85.43		79.87	75.17	49.56	58.00	4.44	
>700 =<750	72	12,075,356	2.96%	167,713	6.746	719.36	85.66		87.97	86.62	51.22	58.02	17.42	
>750	25	5,063,938	1.24%	202,558	6.473	771.03	81.64		83.48	85.28	56.65	66.30	0.00	
TOTAL														

FICO Mean: 614 Medi: 610 Standard Deviation: 47

LTV BUCKET

=<50	60	6,777,317	1.66%	112,955	7.547	586.08	41.51		84.38	83.06	73.23	56.07	0.00	
>50 =<55	27	3,912,453	0.96%	144,906	7.287	614.11	53.12		90.98	93.61	78.51	46.99	0.00	
>55 =<60	57	6,736,087	1.65%	118,177	8.089	574.96	58.39		82.88	83.79	88.08	47.20	0.00	
>60 =<65	64	8,510,331	2.08%	132,974	7.551	586.37	63.47		94.63	84.09	84.12	55.53	1.69	
>65 =<70	101	13,217,017	3.24%	130,862	7.494	581.56	68.80		90.25	85.00	81.53	70.20	3.92	
>70 =<75	187	24,285,002	5.94%	129,866	7.612	599.94	74.20		83.17	77.69	78.24	64.52	2.94	
>75 =<80	685	103,618,182	25.36%	151,267	7.285	614.84	79.61		93.25	85.33	50.88	61.42	8.46	
>80 =<85	409	59,894,986	14.66%	146,443	7.422	611.5	84.59		85.66	86.71	73.05	69.58	4.10	
>85 =<90	691	112,879,816	27.63%	163,357	7.531	623.9	89.74		93.86	91.60	61.50	64.68	5.02	
>90 =<95	465	66,217,569	16.21%	142,403	7.873	620.4	94.80		98.17	94.26	47.02	82.06	0.65	
>95 <100	11	2,490,317	0.61%	226,392	7.758	624.33	100.00		100.00	86.16	47.23	100.00	0.00	
=>100			0.00%											
TOTAL														

LTV Mean: 83 Standard Deviation: 11 LTV =80: 20.91% % Silent Seconds: 8.65%

DTI BUCKET

DTI	Deal Size # Loans	Balance	%	WA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
=<20			#DIV/0!										
>20 =<25			#DIV/0!										
>25 =<30			#DIV/0!										
>30 =<35			#DIV/0!										
>35 =<40			#DIV/0!										
>40 =<45			#DIV/0!										
>45 =<50			#DIV/0!										
>50 =<55			#DIV/0!										
>55 =<60			#DIV/0!										
>60			#DIV/0!										
TOTAL	[illegible]	[illegible]	[illegible]										

DTI Mean: ________ Median: ________ Standard Deviation: ________

PURPOSE BUCKET

Purpose	# Loans	Balance	%	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Purchase	839	125,266,323	30.66%	149,304	7.637	626.68	86.34		88.09	87.85		59.62	6.48
Refi (Cash out)	1,672	249,107,654	60.98%	148,988	7.463	607.55	82.32		93.98	88.17		69.91	3.10
Refi (no Cash)			0.00%										
Refi (Rate Term)	246	34,165,100	8.36%	138,883	7.510	615.92	81.45		93.54	90.17		72.64	8.39
Consolidation			0.00%										
Other			0.00%										
TOTAL	[illegible]	[illegible]	[illegible]										

OCCUPANCY BUCKET

Occ Type	# Loans	Balance	%	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Primary (OOC)	2,489	376,414,036	92.14%	151,231	7.506	612.01	83.75			89.32	62.19	67.85	4.97
Investment	202	21,134,430	5.17%	104,626	7.829	635.97	78.14			69.86	59.37	65.67	0.00
2nd / Vacation	66	10,990,611	2.69%	166,524	7.418	644.27	84.38			86.70	22.35	39.91	0.00
Rental			0.00%										
Other			0.00%										
TOTAL	[illegible]	[illegible]	[illegible]										

DOCUMENTATION BUCKET

Doc Type	# Loans	Balance	%	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Full	1,947	273,650,447	66.98%	140,550	7.481	607.71	84.33		93.33	87.75	63.64		6.13
Alternative			0.00%										
Limited	810	134,888,629	33.02%	166,529	7.601	627.12	81.75		89.73	89.25	55.58		1.43
Stated			0.00%										
No Ratio			0.00%										
NINA			0.00%										
No Doc			0.00%										
Other			0.00%										
TOTAL	[illegible]	[illegible]	[illegible]										

PROPERTY BUCKET													
	Deal Size			W.A. Loan	Weighted Average Collateral Characteristics								
Property Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cashout	Full Doc	[illegible]
Single Family	2,139	307,753,241	75.33%	143,877	7.549	612.12	83.69		93.92		63.36	67.68	4.50
PUD	286	52,750,887	12.91%	184,444	7.438	617.7	84.67		89.40		46.77	60.34	6.05
2-4 Unit	112	20,199,217	4.94%	180,350	7.269	631.85	79.32		77.45		56.76	60.62	5.22
Townhouse	41	5,124,463	1.25%	124,987	7.750	607.58	82.21		90.04		63.56	81.19	6.05
Condo	104	15,851,219	3.88%	152,416	7.402	617.73	83.81		82.86		59.35	64.76	1.90
MH	75	6,860,049	1.68%	91,467	7.748	620.48	77.34		99.27		77.67	100.00	0.00
Other			0.00%										
TOTAL													

PRINCIPAL BUCKET													
	Deal Size			W.A. Loan	Weighted Average Collateral Characteristics								
[illegible]	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cashout	Full Doc	[illegible]
=<50	46	2,041,854	0.50%	44,388	8.351	595.85	61.16		82.95	85.01	81.47	82.87	0.00
>50 =<75	447	27,974,322	6.85%	62,582	8.252	601.51	81.72		81.06	87.07	61.62	82.47	0.20
>75 =<100	448	39,269,458	9.61%	87,655	7.964	603.94	82.81		89.57	84.57	60.86	76.94	0.69
>100 =<125	430	48,364,522	11.84%	112,476	7.694	611.54	82.68		91.88	89.96	53.04	71.59	2.38
>125 =<150	347	47,774,159	11.69%	137,678	7.701	609.04	83.69		92.45	86.81	61.87	64.24	3.20
>150 =<200	468	80,808,809	19.78%	172,668	7.460	613.66	83.88		92.64	90.04	62.75	67.37	2.96
>200 =<250	234	52,198,856	12.78%	223,072	7.387	614.42	84.36		93.21	91.53	60.66	58.18	5.71
>250 =<300	139	38,094,984	9.32%	274,065	7.298	618.36	84.29		95.68	91.44	60.35	60.35	10.10
>300 =<350	105	34,053,927	8.34%	324,323	7.018	621.38	83.29		94.15	84.53	66.65	62.97	8.64
>350 =<400	53	19,725,253	4.83%	372,175	7.242	627.9	84.70		98.05	94.24	60.87	56.47	5.57
>400 =<450	25	10,515,666	2.57%	420,627	6.755	644.46	84.61		91.92	63.88	55.40	68.23	12.27
>450 =<500	10	4,839,521	1.18%	483,952	6.675	639.42	85.43		89.82	80.23	59.61	60.35	0.00
>500 =<600	4	2,238,259	0.55%	559,565	6.976	639.34	85.40		100.00	100.00	74.98	100.00	50.93
>600 =<700	1	639,488	0.16%	639,488	7.125	611	80.00		100.00	100.00	100.00	100.00	0.00
=>700			0.00%										
TOTAL													

* in $1,000

Min 21,000 Max 639,488

State Concentration Bucket *													
	Deal Size			W.A. Loan	Weighted Average Collateral Characteristics								
State	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cashout	Full Doc	[illegible]
FL	330	51,520,149	12.61%	156,122	7.409	622.63	83.66		84.98	88.27	54.71	58.91	4.49
CA	162	39,106,358	9.57%	241,397	6.752	622.54	82.18		93.68	91.14	79.19	71.65	6.47
MI	196	24,639,197	6.03%	125,710	7.680	615.94	82.82		94.38	90.61	72.69	68.36	2.34
GA	142	19,436,964	4.76%	136,880	7.755	618.86	84.28		94.26	99.17	48.28	67.01	16.89
MN	105	18,036,036	4.41%	171,772	7.616	615.51	82.04		90.33	89.55	69.00	54.89	3.58
TX	142	17,368,399	4.25%	122,313	8.013	605.34	85.51		85.19	92.54	26.47	61.54	0.67
IL	107	15,641,932	3.83%	146,186	7.707	599.18	82.64		94.45	78.58	70.58	59.71	0.00
WI	128	14,723,552	3.60%	115,028	7.914	606.44	83.32		87.98	80.95	76.25	76.01	0.39
VA	77	13,763,868	3.37%	178,752	7.510	599.05	82.67		92.75	90.91	80.47	80.44	3.74
AZ	82	13,007,290	3.18%	158,625	7.227	610.43	80.58		98.62	94.67	69.61	65.18	5.78
NY	54	12,991,740	3.18%	240,588	6.964	624.81	80.98		95.83	73.25	58.72	46.35	6.53
MA	45	11,727,781	2.87%	260,617	7.027	617.49	78.56		97.56	78.19	59.03	63.84	14.27
MO	81	10,070,005	2.46%	124,321	7.947	608.37	85.72		94.16	89.39	69.24	70.74	0.00
OH	93	9,978,055	2.44%	107,291	7.651	610	86.62		94.90	95.79	73.50	77.85	6.66
NJ	40	9,939,176	2.43%	248,479	7.340	625.02	84.21		98.39	71.53	28.42	54.12	8.21
Other	973	126,568,576	30.99%	130,101	7.691	611.24	84.48		92.73	88.61	56.51	71.86	3.09
TOTAL													

* Fill in top 15 states only, combine the remaining in the "Other" Bucket.

*Separate California into North and South if possible.

	Deal Size	Balance											
CA North			#DIV/0!										
CA South			#DIV/0!										

FIXED / FLOATING (ii)

Type		Deal Size Balance											
Fixed	440	58,124,239	14.23%	132,101	7.613	631.15	83.47		92.76	88.57	71.63	72.61	0.00
Balloon			0.00%										
2/28	1,964	294,558,347	72.10%	149,979	7.542	608.91	83.74		91.71	87.42	61.64	64.62	0.00
3/27	270	37,155,151	9.09%	137,612	7.538	613.72	81.66		90.55	92.81	48.96	65.48	0.00
5/25			0.00%										
2/28 IO	73	16,456,239	4.03%	225,428	6.885	644.18	83.14		100.00	92.49	42.07	88.29	100.00
3/27 IO	9	1,956,500	0.48%	217,389	6.741	643.14	81.23		100.00	77.95	40.93	100.00	100.00
5/25 IO	1	288,600	0.07%	288,600	6.625	635	90.00		100.00	100.00	0.00	100.00	100.00
Other			0.00%										
TOTAL													

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET

Type		Deal Size Balance											
First	2,757	408,539,077	100.00%	148,182	7.521	614.12	83.48		92.14	88.24	60.98	66.98	4.58
Second			0.00%										
Third			0.00%										
Other			0.00%										
TOTAL													

PREPAYMENT BUCKET

Type		Deal Size Balance											
None	1,080	158,049,719	38.69%	146,342	7.703	609.68	82.49		91.09	86.44	58.10	64.25	4.03
6 Months	7	1,022,084	0.25%	146,012	6.460	639.69	83.18		100.00	100.00	65.04	80.72	0.00
1 Year	125	22,190,500	5.43%	177,524	7.459	623.6	83.43		90.51	87.04	52.77	66.40	7.31
2 Year	1,168	173,779,084	42.54%	148,783	7.435	611.84	84.11		92.61	89.68	60.61	66.90	5.52
3 Year	374	53,214,583	13.03%	142,285	7.300	630.39	84.40		94.16	89.13	73.85	75.31	2.10
5 Year	3	283,107	0.07%	94,369	8.790	596.17	86.10		100.00	100.00	100.00	74.51	0.00
Other			0.00%										
TOTAL													

INDEX BUCKET

Type		Deal Size Balance											
Libor - 6 Month	2,315	350,218,735	85.72%	151,282	7.505	611.3	83.49		92.03	88.18	59.19	66.03	5.34
Libor - 1 Year	2	196,103	0.05%	98,051	7.168	595.84	76.43		100.00	100.00	100.00	100.00	0.00
Treasury - 1 Year			0.00%										
CMT - 1 Year			0.00%										
			0.00%										
			0.00%										
			0.00%										
Other	440	58,124,239	14.23%										
TOTAL													

List all reset rates

MORTGAGE RATE (WAC) BUCKET														
	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
Type	# Loans	Balance	%	Balance	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
=> 5.00	7	1,652,324	0.40%	236,046	4.982	659.39	85.21		100.00	89.94	68.30	100.00	0.00
>5.00 =<5.50	19	4,807,137	1.18%	253,007	5.367	672.65	87.17		100.00	90.65	83.68	98.39	5.11
>5.50 =<6.00	76	15,721,112	3.85%	206,857	5.873	643.83	83.25		92.42	83.21	63.94	85.90	7.90
>6.00 =<6.50	200	41,253,714	10.10%	206,269	6.335	646.68	82.84		94.03	87.18	64.09	77.12	14.51
>6.50 =<7.00	421	70,499,626	17.26%	167,458	6.817	629.74	81.41		95.75	85.95	68.91	70.84	6.04
>7.00 =<7.50	495	80,291,393	19.65%	162,205	7.316	617.32	82.02		91.25	90.24	59.64	57.62	4.44
>7.50 =<8.00	592	82,376,090	20.16%	139,149	7.805	609.64	84.32		90.00	87.37	58.05	55.48	2.56
>8.00 =<8.50	426	55,058,298	13.48%	129,245	8.318	594.55	86.08		89.22	89.46	54.71	68.72	1.81
>8.50 =<9.00	320	37,540,969	9.19%	117,316	8.774	585.84	85.69		91.56	89.87	58.44	70.17	0.48
>9.00 =<9.50	102	9,897,472	2.42%	97,034	9.303	571.88	84.23		91.81	89.93	46.02	78.76	1.18
>9.50 =<10.00	68	6,549,088	1.60%	96,310	9.769	553.94	80.23		96.44	91.84	69.49	83.63	0.00
>10.00 =<10.50	16	1,744,085	0.43%	109,005	10.310	545.04	83.90		100.00	91.77	67.55	90.54	0.00
>10.50 =<11.00	15	1,147,771	0.28%	76,518	10.800	540.14	75.75		94.57	93.94	71.78	88.24	0.00
>11.00 =<11.50			0.00%										
>11.50 =<12.00			0.00%										
>12.00 =<12.50			0.00%										
>12.50 =<13.00			0.00%										
>13.00			0.00%										
TOTAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

MARGIN (WAM) BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	[illegible]	Balance	[illegible]	Balance	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
0	440	58,124,239	14.23%	132,101	7.613	631.15	83.47		92.76	88.57	71.63	72.61	0.00
>2.00 =<2.50	1	166,210	0.04%	166,210	4.900	610	80.00		100.00	0.00	0.00	100.00	0.00
>2.50 =<3.00	1	167,920	0.04%	167,920	5.700	628	80.00		100.00	100.00	0.00	100.00	100.00
>3.00 =<3.50	9	2,157,717	0.53%	239,746	5.929	627.98	81.47		75.34	76.30	27.20	100.00	11.86
>3.50 =<4.00	27	5,323,598	1.30%	197,170	6.373	640.33	81.54		94.76	83.09	33.84	100.00	37.55
>4.00 =<4.50	32	6,223,649	1.52%	194,489	6.638	636.37	82.52		93.52	85.07	38.67	96.64	29.82
>4.50 =<5.00	56	10,203,230	2.50%	182,201	7.040	618.44	85.59		92.03	86.06	68.05	85.47	2.91
>5.00 =<5.50	107	17,283,532	4.23%	161,528	6.579	635.73	82.57		90.35	93.96	70.12	87.39	7.70
>5.50 =<6.00	427	71,709,409	17.55%	167,938	6.911	629.39	82.63		88.00	90.06	70.22	65.14	1.45
>6.00 =<6.50	459	71,276,534	17.45%	155,287	7.369	618.78	81.89		90.90	88.82	63.69	55.44	2.66
>6.50 =<7.00	594	92,378,406	22.61%	155,519	7.590	607.68	83.42		93.57	85.41	55.30	57.52	8.58
>7.00 =<7.50	290	37,772,896	9.25%	130,251	8.337	584.99	86.94		94.45	90.49	51.17	69.11	0.71
>7.50 =<8.00	175	20,759,451	5.08%	118,625	8.640	580.22	87.01		98.26	88.38	42.01	75.15	8.05
>8.00 =<8.50	89	9,777,136	2.39%	109,855	9.091	565.36	81.66		94.17	88.66	62.68	86.62	0.00
>8.50 =<9.00	27	2,798,312	0.68%	103,641	9.250	567.97	87.47		97.68	86.97	35.75	77.30	0.00
>9.00 =<9.50	15	1,514,489	0.37%	100,966	9.592	564.69	84.88		93.43	79.48	53.30	78.43	0.00
>9.50 =<10.00	7	794,437	0.19%	113,491	10.001	537.03	78.30		100.00	93.31	100.00	100.00	0.00
>10.00 =<10.50	1	107,911	0.03%	107,911	10.375	563	90.00		100.00	100.00	0.00	100.00	0.00
>10.50=<11.00			0.00%										
>11.00=<11.50			0.00%										
>11.50=<12.00			0.00%										
>12.00=<12.50			0.00%										
>12.50 =<13.00			0.00%										
>13.00 =<13.50			0.00%										
>13.50 =<14.00			0.00%										
>14.00			0.00%										
TOTAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Deal Coverage

Percentage of the deal based on FICO and LTV buckets.*		Loan-to-Value (LTV)										
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
FICO	NA											
	[illegible]	9.69	35.61	7.53	21.35	12.52	13.30	0.00	0.00	0.00	0.00	
	[illegible]	6.95	6.40	6.95	11.25	14.16	27.51	14.05	12.31	0.42	0.00	
	[illegible]	3.11	1.30	2.16	3.46	5.94	22.62	18.70	25.18	16.75	0.76	
	[illegible]	1.54	0.87	1.61	1.99	4.51	26.50	13.87	29.43	19.36	0.32	
	[illegible]	2.14	0.59	1.52	2.02	5.56	26.10	11.00	27.67	22.19	1.21	
	[illegible]	1.85	1.39	1.62	1.90	3.61	25.69	11.45	37.88	13.65	0.97	
	[illegible]	0.58	0.39	0.00	2.29	4.77	31.86	20.33	27.24	12.54	0.00	
	[illegible]	1.55	0.00	0.00	1.97	9.52	24.75	5.77	39.24	17.20	0.00	
	[illegible]	0.00	0.00	0.00	0.00	3.04	10.63	31.65	44.80	9.87	0.00	
	[illegible]	7.59	5.07	0.00	0.00	4.40	26.16	14.56	34.82	7.40	0.00	
	>800	0.00	0.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	

* This table should be filled out with the percentage of the deal corresponding to each cross LTV and FICO buckets

MI Coverage

Percentage of MI coverage based on FICO and LTV buckets.*		Loan-to-Value (LTV)										
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
FICO	NA											
	[illegible]											
	[illegible]											
	[illegible]											
	[illegible]											
	[illegible]											
	[illegible]											
	[illegible]											
	[illegible]											
	[illegible]											
	[illegible]											
	>800											

* This table should be filled out with the percentage of MI corresponding to each cross LTV and FICO buckets

IO ONLY FICO BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	[illegible]	FICO	[illegible]	[illegible]	[illegible]	[illegible]	Refi Cachout	[illegible]	[illegible]
NA			0.00%										
=<500			0.00%										
>500 =<520			0.00%										
>520 =<540			0.00%										
>540 =<560			0.00%										
>560 =<580			0.00%										
>580 =<600	3	516,170	2.76%	172,057	6.786	595.23	82.02		100.00	100.00	40.35	100.00	100.00
>600 =<620	23	4,893,650	26.17%	212,767	7.341	610.77	83.14		100.00	100.00	63.48	79.87	85.63
>620 =<640	22	5,170,178	27.65%	235,008	6.973	629.13	84.90		100.00	88.17	36.86	93.76	94.00
>640 =<660	14	3,276,209	17.52%	234,015	6.624	651.4	81.49		100.00	100.00	41.31	89.40	83.62
>660 =<680	10	2,184,540	11.68%	218,454	6.744	672.05	82.34		100.00	70.41	12.94	94.69	95.42
>680 =<700	3	557,180	2.98%	185,727	6.271	688.57	80.00		100.00	100.00	0.00	100.00	100.00
>700 =<750	8	2,103,413	11.25%	262,927	6.178	716.77	82.47		100.00	80.57	41.23	92.58	77.87
>750			0.00%										
TOTAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

IO ONLY PRINCIPAL BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
=<50			0.00%										
>50 =<75	1	56,703	0.30%	56,703	6.250	726	72.00		100.00	100.00	100.00	100.00	0.00
>75 =<100	3	271,940	1.45%	90,647	6.763	640.67	79.26		100.00	100.00	36.77	71.48	63.23
>100 =<500	77	17,232,696	92.15%	223,801	6.904	642.44	83.34		100.00	90.33	40.54	89.27	88.64
>500 =<600	2	1,140,000	6.10%	570,000	6.349	663.28	80.00		100.00	100.00	50.88	100.00	100.00
>600 =<700			0.00%										
=>700			0.00%										
TOTAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

** In $1,000*